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QUARTERLY REPORT
FOR THE PERIOD ENDED
SEPTEMBER 30, 1995

FELLOW PARTNERS:

Revenues continued to decline at a greater rate than expenses for the nine months ended September 30, and net income from operations was down 23% from last year's comparable level. Revenues were also lower for the third quarter and expenses were up, resulting in a 57% decline in net income from operations. A lower average leased status at several properties had a negative effect on the rental income comparison, which declined by $114,000 in this year's quarter and $336,000 year to date. The properties involved were Fairchild, Winnetka, Clark Avenue, and Riverview. The first three properties also contributed to the poor third quarter rental income comparison. The lack of revenues from Beinoris, one of three Wood Dale buildings which was sold in the third quarter last year, was offset by the absence of expenses related to the property. As a result, the sale has not had an impact on this year's operating results. The gain on the sale had a positive effect on the Fund's bottom line performance in 1994.
     Because the borrower defaulted on the River Run participating mortgage loan in June, we began foreclosure proceedings on the property and stopped accruing interest income on the loan in the third quarter. Loss of $215,000 in loan interest further contributed to the significant decline in overall revenues for both the quarter and nine months.
     Assuming ownership of River Run involved the writedown of the carrying value of the loan to the estimated fair value of the shopping center plus out-of-pocket costs associated with the foreclosure. These items are reflected in the $63,000 loan loss provision in the income statement on page 5. As of October 10, the Fund became the owner of River Run, and its rental revenues and expenses will be reflected in the portfolio's operating results.
     Management fees were down sharply from 1994 because of less cash available for distribution, and the decline nearly offset the effect of the loan loss provision and bad debt expense associated with the River Run loan for the nine months ended September 30, 1995. In the third quarter, however, the combination of the loan loss provision and a $38,000 bad debt charge related to a prior tenant at Riverview caused overall expenses for the quarter ended September 30 to rise by more than the management fee savings. For the nine-month comparison, collections from prior tenants at Riverview and Winnetka totaled $119,000, but increased reserves at Westbrook and Tierrasanta offset almost half of the collections, so overall bad debt excluding River Run only decreased by $62,000.
     Even though the quarterly distributions decreased substantially from last year, cash increased less in 1995 because there were no proceeds from property dispositions. In addition, greater expenditures for improvements were also made this year-principally at Fairchild and Westbrook in order to make them more attractive locations for tenants and, over the longer term, to potential buyers.

          Sincerely,



          James S. Riepe
          Chairman

November 10, 1995

                   INVESTMENT ADVISOR'S REPORT

Having reviewed the state of the industrial and retail real estate sectors the last two quarters, we wanted to share with you our view of the office market this quarter. The office sector was the one most severely impacted by the excesses of the '80s and early '90s. Construction during this period exceeded

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demand, and vacancy rates peaked at approximately 20% in 1991. The weakened market conditions were exacerbated by the recession when many office tenants either limited their previously planned expansions or reduced their space requirements. As a result, building owners aggressively sought tenants by offering financial incentives. Effective rental rates tumbled, and tenants were able to upgrade to Class A buildings and still reduce their occupancy costs. The sole redeeming factor during the early '90s was that speculative construction came to a halt.
     With multi-tenant vacancy rates currently around 15%, the office market remains oversupplied. There are, however, several bright spots. First, construction starts are at one percent of the peak levels achieved in the '80s, and permit data indicate they will remain far below historical averages for the next several years. Second, net absorption in 1994 was at the highest level in five years, and employment growth in 1994 bodes well for further gains in absorption this year and next. Third, most markets are beginning to recover, although Southern California still lags the rest of the country.
     Despite an overall upturn, there is sufficient instability in the operating environment to keep many institutional owners from pursuing the purchase of office buildings. Many current buyers are entrepreneurs like Carter-Crowley in Dallas and Miller-Anschutz in Denver who are seeking short-term gains and high returns. However, as the markets become more stable and occupancy levels rise, institutional buyers should return to the market, driving up values.
     Our goal is to have the Fund's office properties positioned for sale when this occurs.
     The four office properties in the Fund- Scripps Terrace, Tierrasanta, Clark Avenue, and Fairchild Corporate Center-are all in suburban markets, which are recovering, as a general rule, more quickly than central business districts. This group represents 31% of the total square footage in the portfolio and 34% of revenues for the quarter ended September 30, 1995. Only one of the four, Fairchild Corporate Center, is a multi-story building with just office and storage space available. The others also contain areas for distribution, light manufacturing, research and development, and/or warehousing. However, these properties are heavily influenced by developments in the office market and are therefore classified as "Office/Service" in our listing of real estate holdings in each annual report.
     We will continue to monitor the real estate and capital markets to determine the strategic time to sell each of your properties, including those in the office sector.

Property Highlights

With the signing of six new and two expansion leases, the Fund's overall occupancy increased over the prior quarter's level. In total, occupancy improved at three properties while the status at another four remained the same. Moreover, there are now two properties which are 100% leased.
     The most notable improvement in occupancy occurred at Fairchild Corporate Center, where two new tenants signed leases representing 13% of the property. These gains were partially offset, however, by the loss of one tenant due to financial problems and the early termination of another tenant to accommodate a larger new tenant. As a result, overall occupancy rose seven percentage points. The anticipated loss of two tenants within the next six months will lower the leased rate by 14%, but we have already begun aggressively marketing these two spaces and have a number of prospects for some of the already vacant areas.
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Real Estate Investments
________________________________________________________________
                              Gross         % Leased
                            Leasable    _________________
                              Area       Prior     Current
Property                    (Sq. Ft.)   Quarter    Quarter
________                     _______   ________   ________

Equity Investments:
Scripps Terrace               56,800        92%        82%
Winnetka                     188,300        94        100
South Point                   48,400        69         67
Tierrasanta                  104,200        75         75
Wood Dale                     89,700       100        100
Clark Avenue                  40,000        72         72
Riverview                    113,700        96         96
Westbrook Commons            121,600        97         99
Fairchild Corporate Center   104,800        73         80
                             _______     _____      _____
Subtotal                     867,500        88%        90%

Participating Mortgage Loan:
River Run                     92,800        95%        90%
                             _______     _____      _____
Fund Total                   960,300        88%        90%

     We also experienced sizable gains during the quarter at Winnetka, where we signed one new lease representing 6% of the property and renewed another tenant who doubled its space from 7% of the total square footage to 14%.
     The largest declines in leased status occurred at Scripps Terrace and River Run. At the former property, one tenant vacated as expected while at the latter we lost two tenants due to financial problems. This River Run loss was only partially offset by the signing of two new and one renewal lease.

Other Issues

As mentioned in the Chairman's Letter, on October 10, the Fund officially took possession of River Run after bidding in a public auction. As the owner, we now have the ability to operate and lease the property according to the Fund's objectives. We anticipate that some repairs and capital will be required to position this retail center so that it will be able to make a more significant contribution in the future. As a result of our repositioning efforts, occupancy may decline in the near term as we focus on improving both tenant credit and mix.

Office Highlights

The Philadelphia submarket in which Clark Avenue competes is somewhat stagnant. Occupancy has only improved by one percentage point-from 83% to 84%-in the past 12 months, while rental rates have remained flat.
     On the other hand, the California markets in which your properties compete have begun to improve. The Irvine submarket in which Fairchild Corporate Center competes has improved slightly since this time last year, as rental rates have risen between 8% and 14%. In the San Diego area, occupancy in the Scripps Terrace submarket has climbed from 82% to 89% in the past 12 months, while Tierrasanta's has improved from 80% to 86%. Moreover, rental rates have risen substantially in the Tierrasanta area. We have several prospects for the vacant space at this property as well as the probable renewal of a tenant representing 11% of the total square footage.

Outlook

The Fund's occupancy has returned to the year-end 1994 level, and we have a number of prospective tenants for vacancies. In addition, leases are, as a general rule, being signed at higher rates than we have experienced over the past couple of years. Therefore, we continue to be optimistic about the longer-term cash flows and occupancy levels for Fund III.

PAGE 4

     As the leased status improves, capital expenditures for tenant improvements will increase. While this will affect cash flow over the near term, it should result in improved performance in the future.

LaSalle Advisors
November 10, 1995

              CONDENSED CONSOLIDATED BALANCE SHEETS
                    Unaudited (In thousands)

                                    September 30,December 31,
                                        1995         1994
                                     ___________ ____________

Assets
Investments in Real Estate, at Cost
  Land . . . . . . . . . . . . . . . .  $11,068    $11,068
  Buildings and Improvements . . . . .  27,861      27,424
                                      ________    ________
                                        38,929      38,492
  Less:
    Accumulated Depreciation
    and Amortization . . . . . . . . .  (7,662)     (7,037)
    Valuation Allowance. . . . . . . .  (1,605)     (1,685)
                                      ________    ________
                                        29,662      29,770

Participating Mortgage Loan
(less allowance of $1,736 in 1994) . .   7,700       7,840
Cash and Cash Equivalents. . . . . . .   3,864       3,663
Accounts Receivable
(less allowances of $161 and $238) . .     355         434
Other Assets . . . . . . . . . . . . .     218         178
                                      ________    ________
                                        $41,799    $41,885
                                      ________    ________
                                      ________    ________

Liabilities and Partners' Capital
Security Deposits and Prepaid Rents. .  $  368     $   385
Accrued Real Estate Taxes. . . . . . .     612         441
Accounts Payable and
Other Accrued Expenses . . . . . . . .     211         238
                                      ________    ________
Total Liabilities. . . . . . . . . . .   1,191       1,064
Partners' Capital. . . . . . . . . . .  40,608      40,821
                                      ________    ________
                                        $41,799    $41,885
                                      ________    ________
                                      ________    ________

      CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
                    Unaudited (In thousands)

                                      General  Limited
                                      Partner PartnersTotal
                                     ________ ______________
Balance, December 31, 1994 . . . . .  $ (186)$41,007 $40,821
Net Income . . . . . . . . . . . . .      14  1,398   1,412
Redemptions of Units . . . . . . . .       -     (1)     (1)
Cash Distributions . . . . . . . . .     (16)(1,608) (1,624)
                                    ________________________
Balance, September 30, 1995. . . . .  $ (188)$40,796 $40,608
                                    ________________________
                                    ________________________



PAGE 5

The accompanying notes are an integral part of the condensed consolidated financial statements.

         CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
        Unaudited (In thousands except per-unit amounts)

                           Three Months EndedNine Months Ended
                              September 30,  September 30,
                             1995     1994    1995    1994
                            _______  _______ _______ _______

Revenues
Rental Income. . . . . . . .  $1,285  $1,399  $3,764  $4,100
Interest Income from Participating
Mortgage Loan. . . . . . . .      -     207     429     621
Other Interest Income. . . .     42      38     121      91
                            _______ _______ _______ _______
                              1,327   1,644   4,314   4,812
                            _______ _______ _______ _______
Expenses
Property Operating Expenses.    339     276     908     927
Real Estate Taxes. . . . . .    234     276     693     701
Depreciation and
Amortization . . . . . . . .    311     304     906     892
Recovery of Property Values.    (25)    (28)    (80)    (91)
Provision for Loan Loss. . .     63       -      63       -
Management Fee to
General Partner. . . . . . .     40      90     120     262
Partnership Management
Expenses . . . . . . . . . .     93      92     292     280
                            _______ _______ _______ _______
                              1,055   1,010   2,902   2,971
                            _______ _______ _______ _______

Net Income from Operations before
Real Estate Sold . . . . . .    272     634   1,412   1,841
Gain on Real Estate Sold . .      -      80       -      80
                            _______ _______ _______ _______
Net Income . . . . . . . . .  $ 272   $ 714   $1,412  $1,921
                            _______ _______ _______ _______
                            _______ _______ _______ _______

Activity per Limited Partnership Unit
Net Income . . . . . . . . .  $1.06   $2.79   $5.51   $7.50
                            _______ _______ _______ _______
                            _______ _______ _______ _______

Cash Distributions Declared
  from Operations. . . . . .  $1.58   $3.55   $4.74   $10.35
  from Sale Proceeds . . . .      -    3.92       -    3.92
                            _______ _______ _______ _______
Total Distributions Declared  $1.58   $7.47   $4.74   $14.27
                            _______ _______ _______ _______
                            _______ _______ _______ _______
Units Outstanding. . . . . .253,599 253,605 253,599 253,605
                            _______ _______ _______ _______
                            _______ _______ _______ _______

The accompanying notes are an integral part of the condensed consolidated financial statements.

      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Unaudited (In thousands)
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PAGE 6

                                        Nine Months Ended
                                          September 30,
                                         1995      1994
                                      ______________________

Cash Flows from Operating Activities
Net Income . . . . . . . . . . . . . . . $ 1,412   $ 1,921
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities
 Depreciation and Amortization . . . . .     906       892
 Recovery of Property Values . . . . . .     (80)      (91)
 Changes in Loan Loss Provision. . . . .     140         -
 Gain on Real Estate Sold. . . . . . . .       -       (80)
 Change in Accounts Receivable,
 Net of Allowances . . . . . . . . . . .      79       (59)
 Increase in Other Assets. . . . . . . .     (40)      (72)
 Change in Security Deposits and
 Prepaid Rents . . . . . . . . . . . . .     (17)        3
 Increase in Accrued Real Estate Taxes .     171        34
 Decrease in Accounts Payable and
 Other Accrued Expenses. . . . . . . . .     (27)      (32)
                                        ________  ________
Net Cash Provided by Operating Activities  2,544     2,516
                                        ________  ________

Cash Flows from Investing Activities
Proceeds from Property Disposition . . .       -       994
Investments in Real Estate . . . . . . .    (718)     (531)
                                        ________  ________
Net Cash Provided by (Used in)
Investing Activities . . . . . . . . . .    (718)      463
                                        ________  ________

Cash Flows Used in Financing Activities
Cash Distributions . . . . . . . . . . .  (1,624)   (2,531)
Redemptions of Units . . . . . . . . . .      (1)       (1)
                                        ________  ________
Net Cash Used in Financing Activities. .  (1,625)   (2,532)
                                        ________  ________

Cash and Cash Equivalents
Net Increase During Period . . . . . . .     201       447
At Beginning of Year . . . . . . . . . .   3,663     4,509
                                        ________  ________
At End of Period . . . . . . . . . . . . $ 3,864   $ 4,956
                                        ________  ________
                                        ________  ________

The accompanying notes are an integral part of the condensed consolidated financial statements.

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            Unaudited

The unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
     The unaudited interim financial information contained in the accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained in the 1994 Annual Report to Partners.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to

PAGE 7

[9% of net operating proceeds. The General Partner earned a partnership management fee of $120,000 during the first nine months of 1995. In addition, the General Partner's share of cash available for distribution from operations totaled $12,000 for the first nine months of 1995.
     In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $56,000 for communications and administrative services performed on behalf of the Partnership during the first nine months of 1995.
     An affiliate of the General Partner earned a normal and customary fee of $9,000 from the money market mutual funds in which the Partnership made its interim cash investments during the first nine months of 1995.
     LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting and other related services to the Partnership. LaSalle's reimbursement for such expenses during the first nine months of 1995 totaled $90,000.

NOTE 2 - PROPERTY VALUATIONS

During the first nine months of 1995, the Partnership reduced the previously established valuation allowance for South Point by $80,000, related to depreciation expense recognized on the property.

NOTE 3 - PARTICIPATING MORTGAGE LOAN

In July 1995, the Partnership began consentual foreclosure on the participating mortgage loan secured by the River Run Shopping Center and ceased the accrual of interest income. At September 30, 1995, the carrying value of the loan was reduced to $7,700,000, the estimated fair value of the underlying property, and additional loan losses of $63,000 were recognized. During the second quarter, the Partnership recorded reserves for uncollectible interest of $84,000.
     On October 10, 1995, the Partnership purchased the property and, in connection therewith, reclassified the participating mortgage loan as an investment in real estate.

NOTE 4 - SUBSEQUENT EVENT

The Partnership declared a quarterly cash distribution of $1.58 per unit to Limited Partners of the Partnership as of the close of business on September 30, 1995, the record date. The distribution totals $405,000 and represents cash available for distribution from operations for the period July 1, 1995 through September 30, 1995. The Limited Partners will receive $401,000, and the General Partner will receive $4,000.